Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Vice President
and Chief Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com
VIA Email & EDGAR

August 11, 2020

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:            The Lincoln National Life Insurance Company
Initial Registration Statement on Forms S-3
File Nos. 333-238932

Dear Mr. Zapata:

This letter is in response to your comments received in your letter dated August 3, 2020.

1.	General Comments
a.
Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

b.
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the contract.

Response:
a.	All missing information, including all exhibits, will be filed in the pre-effective amendment to the registration statement.
b.	There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the contract.
2.	Cover Page
a.
Please add disclosure stating that in the case of early withdrawal the risk of loss can be greater because of charges and adjustments and that such a loss can result even when the index has risen in value.

b.	The registrant states the SAI is incorporated by reference into the prospectus and is legally part of the prospectus. Please provide the hyperlink required by rule 411(d) under the Securities Act.
Response:
a.	Disclosure has been added.
b.	A hyperlink will be added to the N-4 registration statement filing. Technical limitations prevent us from hyperlinking the S-3 filings because the SAI is not a required component under Form S-3.
3.	Summary of Common Questions
a.	In the summary or in the later section discussing Indexed Accounts, please expand the description of the Indexed Accounts to address why an investor might choose one Indexed Account over another.
b.	The registrant states that a Product Charge is applied to a daily new asset value in the Subaccounts for the Death Benefits. Please clarify that such charges apply just to the VAA, if accurate.
c.
(p.8) The registrant says that it will deduct any applicable premium tax from Purchase Payments or Contract value, unless the governmental entity dictates otherwise, at the time the tax is incurred or at another time we choose. Please elaborate on what is meant by “or at another time we choose.”

d.
In the prospectuses using applicable defined terms, please add disclosure explaining the Participation Rate and Performance Trigger Rate, as well as how they and the Performance Cap are reset and any attendant right to reject resets.

Response:
a.	The prospectus contains a table that highlights the Crediting Methods and Protection Methods (page 19). Additional descriptions are included on pages 19-23.
b.	Clarification has been added.
c.	The sentence has been revised.
d.	Disclosure has been added.
4.	Risk Factors
a.
(p. 12) With regard to the risks outlined in the first paragraph of the risk of investing in the Indexed Accounts, please provide further examples showing loss potential with respect to a loss when entering a new Segment and loss upon early withdrawal. Further, provide more disclosure explaining the Annual Lock account example.

b.
On page 14, the registrant states that: “We may change the Index on a particular Indexed Account if the Index is discontinued or if we feel the index is no longer appropriate.” Please provide some examples of circumstances in which the registrant would no longer consider an Index appropriate.

Response:
a.	This paragraph has been revised.
b.	A cross reference has been added.
5.	Investments of the Indexed Accounts
a.
On page 17, the registrant discloses the minimum and maximum amounts that can be put into an Indexed Account. Please also discuss here whether Lincoln Life reserves the right to restrict additional allocations.

b.
On page 18, the registrant states that it reserves the right to select an alternative Index if an Index sponsor announces that it will make a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index. Please clarify whether these are the only criteria for changing an index and elaborate on what would constitute a “material” modification to an Index. Also, clarify whether these are the reasons that the registrant may consider an Index “no longer appropriate,” as mentioned on page 14. If there are other reasons why an Index may not be appropriate., please explain.

c.
Please disclose what type of index the registrant would choose as an alternate Index (e.g., would it be an index that tracks a similar market segment/capitalization range) and emphasize the investment risk factors associated with such a change.

d.	Please disclose the amount of time a contract holder has to provide new instructions about allocations once a particular Index segment is added or removed.
e.
Please disclose how performance would be measured if an Index is changed in the middle of a segment and whether the registrant reserves the right to recalculate performance as if the changed index had been in place from the beginning of the Segment.

Response:
a.	Disclosure has been added.
b.	A new section titled “Discontinuation or Substitution of an Index” has been added on page 25.
c.	A new section titled “Discontinuation or Substitution of an Index” has been added on page 25
d.
Clarification has been added at the bottom of page 18. Additionally, the Reallocation paragraph states that we will hold reallocation instructions for up to 25 days prior to the Indexed Anniversary Date.

e.	A new section titled “Discontinuation or Substitution of an Index” has been added on page 25
6.	Information Incorporated by Reference
(p. 49) The registrant incorporates by reference into the prospectus specified reports and documents. Please provide the hyperlinks required by rule 411(d) under the Securities Act.
Response: Hyperlinks have been added.
All required financial statements, exhibits, consents and other disclosure will be filed in the pre-effective amendment for the registration statement. Please call me at 860-466-1222 with any questions or additional comments.
Sincerely,
Scott C. Durocher